Exhibit 99.1

FOR IMMEDIATE RELEASE

G. WILLI-FOOD INTERNATIONAL REPORTS 9.7% INCREASE IN
SALES AND A RECORD HIGH  ANNUAL SALES IN 2022.

YAVNE, Israel - March 22, 2023 - G. Willi-Food International Ltd. (NASDAQ: WILC and TASE: WILF) (the “Company” or “Willi-Food”), a global company that specializes in the development, marketing and international distribution of kosher foods, today announced its financial results for the fiscal year ended December 31, 2022.

Fiscal Year 2022 Highlights

•	Sales increased to NIS 498.3 million (US$ 141.6 million) from NIS 454.2 million (USD 1290. million) in fiscal year 2021.
•	Gross profit increased by 3.4% from fiscal year 2021 to NIS 143.1 million (USD 40.7 million) in 2022.
•	Operating profit decreased by 8.6% from fiscal year 2021 to NIS 45.1 million (USD 12.8 million) in 2022.
•	Cash and cash equivalents balance of NIS 267.4 million (USD 76.0 million) as of December 31, 2022.
•	Earnings per share of NIS 3.00 (US$ 0.86).

Management Comment

Joseph Williger CEO, commented: "We are very pleased to present our fiscal year 2022 financial results with record sales and strong operational results. Calendar year 2022 was characterized, among other things, by an increase in the rate of interest, an increase in inflation, and as a result an increased public discourse focusing on the increasing cost of living in Israel. Because we import and market high quality substitute food products for the existing strong brands in the Israeli market. we feel an increase in demand for our products and hope that this trend will continue to support our continued growth. In addition, we recently received a construction permit for a new and sophisticated logistics center, through which we plan to significantly upgrade our logistics capabilities, both at the storage and distribution level.  We believe this will enable us to enter  in to new and profitable categories in the frozen and chilled market and allow us to provide logistics services to other companies in the food sector. The company set itself a growth strategy for the year 2023 that includes supporting our brands through proper advertising, raising the level of inventory and managing it correctly to support sales, developing new products, entering in to new food categories, strengthening existing categories, improving the visibility of products on store shelves and improving logistics capabilities.

Fiscal 2022 Summary

Revenues for fiscal year 2022 increased by 9.7% to NIS 498.3 million (USD 141.6 million) from NIS 454.2 million (USD 129.0 million) recorded in fiscal year 2021. Sales increased mainly due to (i) increasing the range of the Company's products. (ii) proper inventory management. (iii) improving presence of the Company’s line of products in stores and (iv) advertising and promotional campaigns.

Gross profit for fiscal year 2022 increased by 3.4% to NIS 143.1 million (USD 40.7 million), or 28.7% of revenues, from NIS 138.3 million (USD 39.3 million), or 30.4% of revenues, recorded in fiscal year 2021. The increase in gross profit was mainly due to increased sales that offset the increased costs of the Company’s imported products.

Selling expenses for fiscal year 2022 increased by 12.5% to NIS 74.1 million (USD 21.0 million), or 14.9% of revenues, from NIS 65.9 million (USD 18.7 million), or 14.5% of revenues, recorded in fiscal year 2021. The increase in selling expenses was mainly due to a growth in advertising and sales promotion.

General and administrative expenses for fiscal year 2022 increased by 3.5% to NIS 24.1 million (USD 6.8 million), or 4.8% of revenues, from NIS 23.3 million (USD 6.6 million), or 5.1% of revenues, recorded in fiscal year 2021. The increase in general and administrative expenses was primarily due to an increase in management compensation as a result of grants made under the Company's option plan.

Operating profit for fiscal year 2022 decreased by NIS 4.3 million (USD 1.2 million), to NIS 45.1 million (USD 12.8 million), or 9.0% of revenues, from NIS 49.4 million (USD 14.0 million), or 10.9% of revenues, recorded in fiscal year 2021. The decrease in operating profit was primarily due to an increase in selling expenses.

Financial income, net, for fiscal year 2022 amounted to NIS 8.9 million (USD 2.5 million), compared to NIS  8.5million (USD 2.4 million) recorded in fiscal year 2021. Financial income, net for fiscal year 2022 comprised mainly of income from interest and dividend income from the Company’s portfolio of securities in an amount of NIS 9.0 million (USD 2.6 million) and exchange rate differences in an amount of NIS 4.4 million (USD 1.3 million), offset by expenses from revaluation of the Company’s portfolio of securities to fair value in an amount of NIS 3.8 million (USD 1.1 million) and other finance expenses in an amount of NIS 0.7 million (USD 0.2 million).

Willi-Food ended fiscal year 2022 with NIS 267.4 million (USD 76.0 million) in cash and cash equivalents with no debt. Net cash from operating activities in fiscal year 2022 was NIS 14.3 million (USD 4.1 million). Willi-Food's shareholders' equity at the end of December 2022 was NIS 559.4 million (USD 158.9 million).

NOTE A: NIS to US$ exchange rate used for convenience only
The conversion from New Israeli Shekels (NIS) into U.S. dollars was made at the exchange rate of USD 1.00 to NIS 3.52 as of December 31, 2022. The use of USD is solely for the convenience of the reader.

NOTE B: IFRS
The Company’s consolidated financial results for fiscal year ended December 31, 2022 are presented in accordance with International Financial Reporting Standards.

ABOUT G. WILLI-FOOD INTERNATIONAL LTD.

G. Willi-Food International Ltd. (http://www.willi-food.com) is an Israeli-based company specializing in high-quality, great-tasting kosher food products. Willi-Food is engaged directly and through its subsidiaries in the design, import, marketing and distribution of over 650 food products worldwide. As one of Israel's leading food importers, Willi-Food markets and sells its food products to over 1,500 customers and 3,000 selling points in Israel and around the world, including large retail and private supermarket chains, wholesalers and institutional consumers. The Company's operating divisions include Willi-Food in Israel and Euro European Dairies, a wholly owned subsidiary that designs, develops and distributes branded kosher, dairy-food products.

FORWARD LOOKING STATEMENTS

This press release contains forward-looking statements within the meaning of safe harbor provisions of the Private Securities Litigation Reform Act of 1995 relating to future events or our future performance, such as statements regarding trends, demand for our products and expected sales, operating results, and earnings. Forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied in those forward-looking statements. These risks and other factors include but are not limited to: monetary risks including changes in marketable securities or changes in currency exchange rates- especially the NIS/U.S. Dollar exchange rate, payment default by any of our major clients, the loss of one of more of our key personnel, changes in laws and regulations, including those relating to the food distribution industry, and inability to meet and maintain regulatory qualifications and approvals for our products, termination of arrangements with our suppliers, loss of one or more of our principal clients, increase or decrease in global purchase prices of food products, increasing levels of competition in Israel and other markets in which we do business, changes in economic conditions in Israel, including in particular economic conditions in the Company's core markets, adverse effects from the ongoing COVID-19 pandemic, disruptions to global shipping, our inability to accurately predict consumption of our products and changes in consumer preferences, our inability to protect our intellectual property rights, our inability to successfully integrate our recent acquisitions, insurance coverage not sufficient enough to cover losses of product liability claims, risks associated with product liability claims and risks associated with the start of credit extension activity. We cannot guarantee future results, levels of activity, performance or achievements. The matters discussed in this press release also involve risks and uncertainties summarized under the heading "Risk Factors" in the Company's Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission on March 22, 2022. These factors are updated from time to time through the filing of reports and registration statements with the Securities and Exchange Commission. We do not assume any obligation to update the forward-looking information contained in this press release.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED BALANCE SHEETS

	December 31,		December 31,
	2 0 2 2	2 0 2 1	2 0 2 2	2 0 2 1
	NIS		US dollars (*)
	(in thousands)
ASSETS
Current assets
Cash and cash equivalents	150,607	195,718	42,786	55,602
Financial assets at fair value through profit or loss	116,762	154,090	33,171	43,776
Trade receivables	165,838	134,017	47,113	38,073
Other receivables and prepaid expenses	4,956	4,939	1,407	1,403
Inventories	71,929	59,528	20,434	16,911
Current tax assets	3,117	5,780	886	1,642
Total current assets	513,209	554,072	145,797	157,407

Non-current assets
Property, plant and equipment	99,216	87,245	28,186	24,786
Less -Accumulated depreciation	51,533	48,431	14,640	13,759
	47,683	38,814	13,546	11,027

Right of use asset	3,391	4,088	963	1,161
Financial assets at fair value through profit or loss	44,113	31,056	12,532	8,823
Goodwill	36	36	10	10
Total non-current assets	95,223	73,994	27,051	21,021

	608,432	628,066	172,848	178,428
EQUITY AND LIABILITIES
Current liabilities

Current maturities of lease liabilities	2,194	1,136	623	323
Trade payables	24,842	20,386	7,056	5,791
Employees Benefits	3,756	3,442	1,067	978
Financial liabilities at fair value through profit or loss	-	13,960	-	3,966
Other payables and accrued expenses	11,836	11,216	3,363	3,186
Total current liabilities	42,628	50,140	12,109	14,244

Non-current liabilities
Lease liabilities	1,284	3,062	365	870
Deferred taxes	4,198	2,017	1,193	573
Retirement benefit obligation	878	1,615	249	459
Total non-current liabilities	6,360	6,694	1,807	1,902

Shareholders' equity
Share capital	1,490	1,490	423	423
Additional paid in capital	171,550	170,760	48,735	48,511
Remeasurement of the net liability in respect of defined benefit	(195)	(959)	(55)	(272)
Capital fund	247	247	70	70
Retained earnings	386,980	400,322	109,937	113,728
Treasury shares	(628)	(628)	(178)	(178)
Equity attributable to owners of the Company	559,444	571,232	158,932	162,282

	608,432	628,066	172,848	178,428

(*)	Convenience translation into U.S. dollars.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

	For the year ended December 31,		For the year ended December 31,
	2 0 2 2	2 0 2 1	2 0 2 2	2 0 2 1
	NIS		US dollars (*)
	In thousands (except per share and share data)

Sales	498,325	454,213	141,570	129,038
Cost of sales	355,228	315,920	100,917	89,750

Gross profit	143,097	138,293	40,653	39,288

Operating costs and expenses:
Selling expenses	74,106	65,869	21,053	18,713
General and administrative expenses	24,117	23,299	6,851	6,619
Other income	(222)	(230)	(63)	(65)
Total operating expenses	98,001	88,938	27,841	25,267

Operating profit	45,096	49,355	12,812	14,021

Financial income	25,657	28,957	7,289	8,226
Financial expense	16,779	20,492	4,767	5,822
Total Finance income	8,878	8,465	2,522	2,404

Profit before taxes on income	53,974	57,820	15,334	16,426
Taxes on income	12,410	12,719	3,526	3,613

Income after taxes on income	41,564	45,101	11,808	12,813

Earnings per share:
Basic / diluted earnings per share	3.00	3.25	0.86	0.92

Shares used in computation of basic/diluted EPS	13,867,017	13,867,017	13,867,017	13,867,017

Actual number of shares	13,867,017	13,867,017	13,867,017	13,867,017

(*)	Convenience translation into U.S. dollars.

G. WILLI‑FOOD INTERNATIONAL LTD.
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 2 2	2 0 2 1	2 0 2 2	2 0 2 1

	NIS		US dollars (*)
	In thousands (except per share and share data)
CASH FLOWS - OPERATING ACTIVITIES
Profit from continuing operations	41,564	45,101	11,808	12,813
Adjustments to reconcile net profit to net cash provided (used in) continuing operating activities (Appendix A)	(27,495)	416	(7,812)	118
Net cash from continuing operating activities	14,069	45,517	3,996	12,931

CASH FLOWS - INVESTING ACTIVITIES
Acquisition of property plant and equipment	(13,350)	(6,209)	(3,793)	(1,764)
Proceeds from sale of property plant and equipment	351	230	100	65
Proceeds from loans granted to others	-	18,707	-	5,315
Proceeds from sale (purchase) of marketable securities, net	21,285	2,718	6,047	772
Net cash provided investing activities	8,286	15,446	2,354	4,388

CASH FLOWS - FINANCING ACTIVITIES
Lease liability payments	(2,180)	(2,169)	(619)	(616)
Dividend distribution	(54,906)	(59,975)	(15,598)	(17,038)
Net cash used in financing activities	(57,086)	(62,144)	(16,217)	(17,655)

Increase (decrease) in cash and cash equivalents	(34,731)	(1,181)	(9,867)	(336)
Cash and cash equivalents at the beginning of the year	195,718	201,822	55,602	57,336
Exchange losses on cash and cash equivalents	(10,380)	(4,923)	(2,949)	1,399
Cash and cash equivalents at the end of the year	150,607	195,718	42,786	55,602

(*)          Convenience Translation into U.S. Dollars.

G. WILLI-FOOD INTERNATIONAL LTD.
APPENDIX TO CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

	For the year ended		For the year ended
	December 31,		December 31,
	2 0 2 2	2 0 2 1	2 0 2 2	2 0 2 1
	NIS		US dollars (*)
	In thousands (except per share and share data)

CASH FLOWS - OPERATING ACTIVITIES:
A. Adjustments to reconcile net profit to net cash from (used to) continuing operating activities
Decrease in deferred income taxes	2,181	1,249	620	355
Unrealized loss (gain) on marketable securities	2,985	(19,464)	848	(5,530)
Loss (gain) of financial liabilities at fair value through profit or loss	(13,960)	13,960	(3,966)	3,966
Depreciation and amortization	6,508	6,200	1,849	1,761
Share based payment	790	-	224	-
Capital gain on disposal of property plant and equipment	(222)	(230)	(63)	(65)
Exchange losses on cash and cash equivalents	10,380	4,923	2,949	1,399

Changes in assets and liabilities:
Decrease (increase) in trade receivables and other receivables	(17,151)	10,190	(4,872)	2,895
Increase in inventories	(12,401)	(14)	(3,523)	(4)
Increase (decrease) in trade and other payables, and other current liabilities	5,418	(3,405)	1,539	(967)
Cash generated from operations	(15,472)	13,409	(4,395)	3,809
Income tax paid	(12,023)	(12,993)	(3,417)	(3,691)
Net cash flows from operating activities	(27,495)	416	(7,812)	118

(*)          Convenience Translation into U.S. Dollars.

Company Contact:
G. Willi - Food International Ltd.
Yitschak Barabi, Chief Financial Officer
(+972) 8-932-1000
itsik.b@willi-food.co.il

SOURCE: G. Willi-Food International Ltd.